

Investor Presentation (Q3 2018)
(WSBC financials as of Q2 2018)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's ("WSBC") plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WSBC's Form 10-K for the year ended December 31, 2017 and documents subsequently filed by WSBC with the Securities and Exchange Commission ("SEC"), including WSBC's Form 10-Q for the quarters ended March 31 and June 30, 2018, which are available at the SEC's website, www.sec.gov, or at WSBC's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WSBC's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WSBC and Farmers Capital Bank ("FFKT") may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the mergers of WSBC and FFKT may not be fully realized within the expected timeframes; disruption from the mergers of WSBC and FFKT may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WSBC and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WSBC's operational and financial performance. WSBC does not assume any duty to update forward-looking statements.



Key Differentiators

➤ ***WesBanco*** *[noun] \wes-baŋ-co\ – an emerging regional financial services institution, with a community bank at its core, focused on enhancing shareholder value*

Balanced and Diversified with Unique Long-Term Advantages

➤ Balanced loan and deposit distribution across footprint
➤ Diversified earnings streams built for long-term success
➤ Strong market positions in economically diverse, major markets with positive demographic trends
➤ Robust legacy deposit base, enhanced by shale gas royalties

Distinct and Well-Executed Long-Term Growth Strategies

➤ Diversified growth engines with distinct strategies and established lending and wealth management teams
➤ Solid fee income generation led by wealth management
➤ Focus on positive operating leverage built upon a culture of expense management

Legacy of Credit Quality, Risk Management, and Shareholder Focus

➤ Strong legacy of credit quality and regulatory compliance
➤ Six consecutive "outstanding" CRA ratings since 2003
➤ Critical, long-term focus on shareholder return through dividend and earnings growth
➤ History of successful franchise-enhancing acquisitions



Balanced and Diversified

- Balanced loan and deposit distribution across diverse regional footprint
- Strong market positions across legacy and major metropolitan markets
- Diversified revenue generation engines supported by 100-year old trust business and proprietary mutual fund family

Strong Market Positions in Major Markets


Akron
Ohio
Canton
#10
Pittsburgh
#15
Columbus
#12
Dayton
Indianapolis
Morgantown
Indiana
#18
Cincinnati
West Virginia
Bloomington
#2
#10
Kentucky
Frankfort
Lexington
Fort Knox
#2
Elizabethtown

Broad and Balanced Market Distribution


Loans
KY 7%
IN 6%
WV 33%
PA 19%
OH 35%
Deposits
KY 8%
IN 6%
WV 39%
PA 20%
OH 27%

Note: asset, loan, and deposit data as of 6/30/2018; location data as of 7/27/2018; market share based on 2017 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global)

3

Investment Rationale

➢ Balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➢ Disciplined growth that delivers positive operating leverage

➢ Emphasis on customer service to ensure relationship value that meets all customer needs efficiently and effectively

➢ Focus on shareholder value through earnings and dividend growth

➢ Distinct, and well-executed, long-term growth strategies built upon unique long-term advantages

- Core funding advantage driven by Marcellus and Utica shale regions
- Presence in diversified major markets supported by positive demographics and established lending and wealth management teams
- Solid wealth management business led by century-old, $4+B trust operation
- Fundamental focus on expenses, enhanced by the "Wheeling advantage"

WesBanco – well-positioned for continued, high-quality growth





Strategies for Long-Term Success

Long-Term Growth Strategies



Diversified Loan Portfolio with C&I and Home Equity Lending Focus

Long History of Strong Wealth Management Capabilities

Retail Banking Service Strategies & Core Deposit Advantage

Franchise-Enhancing Expansion within Contiguous Markets

Focus on Delivering Positive Operating Leverage

Strong Legacy of Credit Quality, Risk Management, and Compliance

Diversified Loan Portfolio

- ➢ Focus on strategic growth, diversification, and credit quality
  - ▪ Expansion of Commercial and Industrial (C&I), HELOC, and Residential Mortgage portfolios
  - ▪ Targeted reductions in consumer portfolio to reduce risk profile

- ➢ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➢ Average loans to average deposits ratio of 88.2% provides opportunity for continued loan growth

- ➢ Manageable lending exposure, with no concentrations, to the energy-related, hotel, and retail industries



$6.8 Billion Loan Portfolio

- Comm'l & Industrial 19%
- Consumer 5%
- HELOC 8%
- Residential R/E 21%
- Comm'l R/E: Land, Construction 7%
- Comm'l R/E: Improved Property 40%

Five-Year CAGR

Loan Category	Total	Organic
C&I	19%	9%
HELOC	14%	9%
Residential R/E	12%	2%
Comm'l R/E (Total)	11%	4%
Consumer	4%	(8%)



Note: loan and deposit data as of quarter ending 6/30/18; CAGR based on 6/30/13; organic CAGR excludes loans acquired from First Sentry Bancshares (4/5/18), Your Community Bankshares (9/9/16), and ESB Financial (2/10/15)

Strong Wealth Management Capabilities

Trust & Investments

- $4.0B of trust and mutual fund assets under management
- 5,000+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana
- *WesMark* funds



Trust Assets
(Market Value as of 12/31) ($B)

2002	2007	2013	2018 (6/30)
$2.3	$3.1	$3.7	$4.0

CAGR 4%

Insurance

- Personal, commercial, title, health, and life
- Expand title business in all markets
- Applied quotation software utilization (personal)
- Third-party administrator (TPA) services for small business healthcare plans



WesBanco
Wealth Management Services

Securities Brokerage

- Securities investment sales
- Licensed banker program
- Investment advisory services
- Regional player/coach program
- Expand external business development opportunities
- Expansion in Kentucky and Indiana



Private Banking Loans and Deposits
(as of 12/31) ($MM)

2013	2015	2017	2018 (6/30)
$100	$270	$540	$570

CAGR 47%

■ Loans ■ Deposits

Private Banking

- $570MM in private banking loans and deposits
- 1,850+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana



Note: assets, loans, deposits, and clients as of 6/30/18; chart financials as of 12/31 unless otherwise stated

Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas
- Critical, long-term focus on shareholder return
- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly
- Diligent efforts to maintain a community bank oriented value-based approach to our markets
- History of successful acquisitions that have improved earnings

Contiguous Markets Radius


OHIO
PENNSYLVANIA
INDIANA
KENTUCKY
WEST VIRGINIA
VIRGINIA
MARYLAND
TENNESSEE
Cleveland
Pittsburgh
COLUMBUS
Cincinnati
INDIANAPOLIS
Louisville
Lexington
Dayton
Akron
Youngstown
Canton
Huntington
Washington
Baltimore
HARRISBURG
RICHMOND
Roanoke
Virginia Beach
NASHVILLE
Knoxville
Kingsport

Franchise-Enhancing Acquisitions

- FFKT: announced Apr-18; to close 3Q18 (est.)
- FTSB: announced Nov-17; closed Apr-18
- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust: announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07

Note: AmTrust was an acquisition of five branches; see appendix for summary of the Farmers Capital Bank Corporation (FFKT) merger

Positive Operating Leverage

➢ History of successful franchise-enhancing acquisitions and disciplined growth, balanced by a fundamental focus on expense management, in order to deliver positive operating leverage and enhance shareholder value



Assets up 103%

Efficiency Ratio down 945bp

Fidelity Merger (Nov-12)

Lending & Revenue Diversification Strategy Begun

ESB Merger (Feb-15)

$10B Asset Threshold Preparations Begun

YCB Merger (Sep-16)

FTSB Merger (Apr-18)

64.13% | 60.81% | 59.50% | 60.98% | 60.99% | 59.59% | 57.05% | 56.69% | 56.44% | 54.68%

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018 (6/30)
Assets ($B)	$5.4	$5.4	$5.5	$6.1	$6.1	$6.3	$8.5	$9.8	$9.8	$10.9
Operating Leverage	0.6x	9.6x	4.2x	0.7x	1.6x	10.9x	2.2x	1.9x	1.8x	5.7x

■ Assets ($B)   ■— Efficiency Ratio (YTD)

Note: financial data as of 12/31; current year data as of 6/30/2018; please see the reconciliations in the appendix

Returning Value to Shareholders

- Focus on appropriate capital allocation to provide financial flexibility while continuing to enhance shareholder value through dividend and earnings growth
- Q2 2018 dividend payout ratio of 36.3% provides upside potential
- Q2 2018 dividend yield 2.3%, compared to 1.7% for bank group

Quarterly Dividend per Share ($)


+107%
$0.29
$0.14
4Q10
2Q18

Tangible Book Value per Share ($)


$18.59
+54%
$12.09
4Q10
2Q18

Note: dividend through May 2018 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding merger-related costs; WSBC dividend yield based upon 7/26/18 closing stock price of $49.41; bank group ($7B to $15B total assets) dividend data as of 2Q2018 (source as of 7/26/18: S&P Global)



Financial Overview

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending			Six Months Ending		
	6/30/2017	6/30/2018	*Change*	6/30/2017	6/30/2018	*Change*
Net Income [1]	$26,341	**$37,445**	*42.2%*	$52,547	**$71,167**	*35.4%*
Diluted Earnings per Share [1]	$0.60	**$0.80**	*33.3%*	$1.19	**$1.57**	*31.9%*
Net Charge-Offs as % of Average Loans [2]	0.09%	**0.03%**	*(6bp)*	0.12%	**0.05%**	*(7bp)*
Net Interest Margin (FTE)	3.45%	**3.43%**	*(2bp)*	3.43%	**3.41%**	*(2bp)*
Return on Average Assets [1]	1.07%	**1.38%**	*30bp*	1.08%	**1.37%**	*29bp*
Return on Average Tangible Equity [1]	13.74%	**17.85%**	*410bp*	13.97%	**17.53%**	*357bp*
Efficiency Ratio [1]	57.68%	**54.28%**	*(341bp)*	56.84%	**54.68%**	*(216bp)*

(1) excludes after-tax merger-related expenses and net deferred tax asset revaluation (as applicable)
(2) represent annualized net loan charge-offs as percentage of average loans
Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018



13

Financial and Operational Highlights – Q2 2018

➢ Strong year-over-year growth in both pre-tax and after-tax earnings supported by solid expense management

- Pre-tax, pre-provision income increased 24.1% to $47.6 million (excl. certain costs)
- Net income up 42.2% and EPS up 33.3% to $0.80 (excluding certain costs)
- Strong efficiency ratio of 54.3%, down 341 basis points from the prior year
- Return on average tangible common equity of 17.9% (excluding certain costs)

➢ Focused on generating positive operating leverage and profitability through effective execution of strategies related to long-term growth, expense management, and strategic acquisitions

- Increasing long-term shareholder value through earnings and dividend growth
- Positioned for success in any type of operating environment

➢ Successful completion of merger with First Sentry Bancshares on April 5th, and received all necessary regulatory and shareholder approvals for merger with Farmers Capital Bank Corporation

➢ Strategically balancing loan growth while maintaining high credit standards

➢ Robust year-over-year organic deposit growth of 4.9% (excl. CD reduction strategy)



Note: financial data as of quarter ending 6/30/2018, and compared to the quarter ending 6/30/2017; certain costs excludes after-tax merger-related expenses; CD reduction strategy focused on reducing higher-cost certificates of deposit; please see the reconciliations to GAAP results in the appendix

Net Interest Margin (NIM)

- ➢ NIM continues to reflect the benefit to asset yields from the increases in the Federal Reserve Board's target federal funds rate over the past year, offset by higher funding costs and a flattening of the yield curve
  - ▪ YTD total interest bearing deposit funding costs, which were up only 15 basis points year-over-year, continue to benefit from "core funding advantage"
  - ▪ Reflects a 6 basis point reduction during Q1 2018 from lower tax-equivalency of state and local municipal tax-exempt securities from the "Tax Cuts and Jobs Act"
- ➢ NIM improvement benefits from future loan repricing and the acquisition of Farmers Capital with partial offsets from higher anticipated deposit betas from additional Fed rate increases, and potential asset mix changes
  - ▪ Remain positioned for asset sensitivity in a rising interest rate environment



Net Interest Margin (FTE)

Annual			Year-to-Date		Quarterly		
2015	2016	2017	2Q17	2Q18	2Q16	2Q17	2Q18
3.41%	3.32%	3.44%	3.43%	3.41%	3.30%	3.45%	3.43%

Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~30bp at 6/30/2018 (source: Federal Reserve H.15 Selected Interest Rates)

Benefits of Core Funding Advantage

- Robust legacy deposit base, enhanced by shale energy-related royalties
  - Land owner royalties from energy companies are decades-long contracts
  - These royalties have averaged low 8-figure monthly deposit in-flows for WesBanco, and have helped control total deposit funding costs (incl. non-int. bearing)
    - 15% total deposit beta on +75bp Fed Funds Rate increases since 6/30/2017
- Total demand deposits 50% of total deposits (vs. 35% 5 years ago)
- During the last five years:
  - Total deposits (excluding CDs) have grown organically at a 6% CAGR
  - Total demand deposits have grown organically at a 9% CAGR

Avg Deposits as of 6/30/2013


Non-int Bearing DD 18%
Int Bearing DD 17%
Money Mkt 17%
Savings 16%
CDs 32%

Funding Cost
Interest-Bearing = 0.66%
Total Deposits = 0.54%

Avg Deposits as of 6/30/2017


Non-int Bearing DD 25%
Int Bearing DD 23%
Money Mkt 14%
Savings 18%
CDs 20%

Funding Cost
Interest-Bearing = 0.36%
Total Deposits = 0.27%

Avg Deposits as of 6/30/2018


Non-int Bearing DD 27%
Int Bearing DD 23%
Money Mkt 14%
Savings 18%
CDs 18%

Funding Cost
Interest-Bearing = 0.53%
Total Deposits = 0.39%

Note: deposit data as of 6/30/2013, 6/30/2017, and 6/30/2018 and reflects quarterly averages; royalty deposit in-flows represent a YTD average

Risk Management and Regulatory Compliance

- Strong legacy of credit and risk management
  - Based upon conservative underwriting standards
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
- Enhancing strong compliance management system
  - Strong and scalable BSA/AML function
- Liquidity, loan, and capital stress testing for post-$10 billion DFAST reporting
- Strong regulatory capital ratios significantly above regulatory requirements
- Six consecutive "outstanding" CRA ratings since 2003

Basel III Tier 1 Risk-Based Capital Ratio


13.37%
13.62%
14.12%
14.31%
14.26%
Required
6.0%
2Q17
3Q17
4Q17
1Q18
2Q18

Basel III Common Equity Tier 1 Capital Ratio


11.45%
11.70%
12.14%
12.33%
12.38%
Required
4.5%
2Q17
3Q17
4Q17
1Q18
2Q18

Note: First Sentry Bancshares merger closed April 2018; 4Q17 Tier 1 Capital Ratios impacted by the $12.8 million net deferred tax asset revaluation

Favorable Operating Metrics

➢ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics

Return on Average Tangible Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets



* 2017 Peer Average adjusted for net deferred tax asset revaluation (sources: S&P Global, company reports)

Note: financial data as of 12/31; current YTD data as of 6/30/2018; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 7/27/18) and represent simple averages for ROATCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets

18



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

Long-Term Funding and Growth Advantages



Demographics
Median Household Income ($)
0 - 42,595
42,595 - 57,275
57,275 - 77,810
77,810 - 500,001
Shale Formations & Infrastructure
Marcellus Shale region
Utica Shale region
Shell cracker plant
proposed cracker plant
proposed Appalachia storage
Ohio
Indiana
Kentucky
Pennsylvania
West Virginia
Indianapolis
Dayton
Columbus
Columbus #12 Mkt Share
Cincinnati
Pittsburgh
Pittsburgh #10 Mkt Share
Morgantown
W. Virginia #2 Mkt Share
Charleston
Huntington
Frankfort
Louisville
Lexington

Source: demographic data pulled April 2018 (source: S&P Global); market share based on 2017 MSA deposit rankings (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global)

Interest Rate Sensitivity

➢ Positioned for asset sensitivity in a rising interest rate environment

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2017	**June 30, 2018**
+1% Rate Shock	+2.4%	+2.2%
+2% Rate Shock	+4.0%	+4.0%
+3% Rate Shock	+6.2%	+6.0%
+2% Rate Ramp	+2.2%	n/a
(1%) Rate Shock	(3.0%)	(2.3%)
EVE +2% Rate Shock	(1.8%)	(8.5%)
EVE (1%) Rate Shock	(3.1%)	+1.9%

 Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	45*	45
Todd Clossin	President & Chief Executive Officer	34	5
Robert Young	EVP – Chief Financial Officer	32	17
Ivan Burdine	EVP – Chief Credit Officer	38	5
Jonathan Dargusch	EVP – Wealth Management	37	8
Steve Lawrence	EVP – Chief Internal Auditor	38	24
Michael Perkins	EVP – Chief Risk & Administration Officer	30**	23
Anthony Pietranton	EVP – Human Resources	30***	5
Brent Richmond	EVP – Treasury & Strategic Planning	33	16
Jayson Zatta	EVP – Chief Banking Officer	32	10



* as legal counsel to WesBanco ** in financial services, including 23 in banking *** in financial services, including nine in banking

Farmers Capital (FFKT) Transaction Highlights

Continued Expansion into Attractive Kentucky Markets

- ➢ Strategically compelling Kentucky combination
  - ▪ Increases WSBC's presence in major metropolitan markets with attractive demographics
  - ▪ Increases combined deposit market share in Cincinnati (#14), Louisville, (#9), Lexington (#9) and Elizabethtown (#1) MSAs[1]
  - ▪ Entry into Frankfort, KY MSA with #1 deposit market share[1]

- ➢ Accelerates WSBC growth to ~$12.8 billion in total assets

- ➢ Strong performing franchise with a 0.17% cost of deposits[2]

- ➢ Ability to leverage WSBC platform product suite through FFKT's distribution
  - ▪ Brokerage, trust, and other wealth management revenue synergies likely though not modeled

Financially Compelling

- ➢ Expected to be ~3% accretive to 2019 EPS[3] and ~5% accretive to 2020 EPS[3]

- ➢ Tangible book value ("TBV") dilution of ~2.1% at closing

- ➢ TBV earn-back estimated to be ~2.4 years using the "crossover method"[4], including all merger-related expenses, purchase accounting adjustments, and cost savings

- ➢ Internal rate of return ~20%

- ➢ Remain well in excess of "Well-Capitalized" guidelines on pro-forma basis

Note: as presented and disclosed in conjunction with the announcement of the merger agreement with Farmers Capital Bank Corporation ("FFKT") on April 20, 2018
1) Source: S&P Global as of June 30, 2017
2) For the three months ended March 31,2018
3) Excludes merger-related charges; assumes 75% cost savings phase-in 2019 and 100% phase-in thereafter
4) Crossover method defined as the number of years for projected pro forma TBV per share to exceed projected stand-alone TBV per share

Strong Market Positions in Major Markets

WesBanco (Current)



WesBanco (Pro Forma)



● WSBC (172)   ● First Sentry [FTSB] (5)   ● FFKT (34)

Note: as presented and disclosed in conjunction with the announcement of the merger agreement with Farmers Capital Bank Corporation ("FFKT") on April 20, 2018; FTSB = First Sentry Bancshares

Note: location data as of 4/18/2018; market share based on 2017 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global); "WesBanco (Current)" includes FTSB (merger closed 4/5/18); "WesBanco (Pro Forma)" includes FTSB and FFKT

Broad and Balanced Market Distribution

WesBanco (Current)

Loans



- WV 33%
- OH 35%
- PA 19%
- IN 6%
- KY 7%

Deposits



- WV 39%
- OH 27%
- PA 20%
- IN 6%
- KY 8%

WesBanco (Pro Forma)

Loans



- WV 29%
- OH 30%
- PA 16%
- IN 5%
- KY 19%

Deposits



- WV 33%
- OH 23%
- PA 17%
- IN 5%
- KY 22%



Note: loan & deposit data as of 6/30/2018; "WesBanco (Current)" represents WSBC stand-alone (including First Sentry Bancshares ("FTSB")); "WesBanco (Pro Forma)" includes Farmers Capital Bank Corporation ("FFKT")

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



2013	2014	2015	2016	2017
$64.8	$70.8	$88.0	$95.3	$107.9

Efficiency Ratio [1]



2013	2014	2015	2016	2017
60.99%	59.59%	57.05%	56.69%	56.44%

Return on Average Assets [1]



2013	2014	2015	2016	2017
1.06%	1.13%	1.08%	1.07%	1.09%

Return on Average Tangible Equity [1]



2013	2014	2015	2016	2017
15.99%	15.57%	14.58%	13.96%	13.90%



[1] excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Diligent Focus on Credit Quality – Annual Trend

➢ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



2013	2014	2015	2016	2017
0.38%	0.23%	0.23%	0.12%	0.13%

Legacy Loan Loss Allowance and Total Loans



Legacy Loan Loss Allowance ($000s)

2013	2014	2015	2016	2017
$46,786	$44,154	$41,709	$41,108	$42,218

Legacy Total Portfolio Loans ($000s)

2013	2014	2015	2016	2017
$3,667,488	$3,889,743	$4,292,652	$4,665,838	$5,084,850

Non-Performing Assets to Total Assets



2013	2014	2015	2016	2017
0.92%	0.89%	0.60%	0.49%	0.50%

NPAs to Total Loans, OREO & Repossessed Assets



2013	2014	2015	2016	2017
1.45%	1.37%	1.00%	0.76%	0.77%

Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

Commercial Loan Outstanding Detail – Year-End

Commercial Real Estate by Property Type ($MM)

	12/31/2017						12/31/2014					
	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	% of Total Loans	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	% of Total Loans
Multi-Family	$125.7	$413.0	$0.0	$538.7	18.0%	8.5%	$94.5	$279.6	$0.0	$374.1	19.2%	9.1%
Retail	$29.6	$308.5	$70.3	$408.4	13.6%	6.4%	$7.2	$218.7	$44.4	$270.3	13.9%	6.6%
Office	$50.6	$233.0	$112.5	$396.1	13.2%	6.2%	$8.8	$149.1	$64.3	$222.2	11.4%	5.4%
Mixed Use	$13.4	$240.1	$119.1	$372.6	12.4%	5.9%	$19.8	$88.2	$51.7	$159.7	8.2%	3.9%
Lodging	$10.5	$234.0	$0.0	$244.5	8.2%	3.8%	$35.1	$168.7	$0.0	$203.9	10.5%	5.0%
1-4 Family	$36.8	$171.0	$2.8	$210.7	7.0%	3.3%	$10.3	$124.8	$0.0	$135.1	6.9%	3.3%
Hosp./Sr. Living	$14.7	$71.1	$67.0	$152.9	5.1%	2.4%	$8.1	$47.6	$48.5	$104.2	5.4%	2.5%
Industrial	$3.9	$57.8	$81.6	$143.3	4.8%	2.3%	$0.7	$31.0	$50.9	$82.7	4.2%	2.0%
Land	$77.6	$32.6	$8.0	$118.2	3.9%	1.9%	$65.6	$0.0	$0.0	$65.6	3.4%	1.6%
Dormitory	$14.4	$44.1	$0.0	$58.5	2.0%	0.9%	$3.2	$18.1	$0.0	$21.3	1.1%	0.5%
Other (7 categories)	$15.3	$104.6	$230.6	$350.5	11.7%	5.5%	$9.4	$83.9	$213.2	$306.5	15.8%	7.5%
Total CRE	**$392.6**	**$1,909.8**	**$692.1**	**$2,994.4**	100.0%	47.1%	**$262.6**	**$1,209.7**	**$473.1**	**$1,945.5**	100.0%	47.5%
% of Total CRE	13.1%	63.8%	23.1%	100.0%			13.5%	62.2%	24.3%	100.0%		
% of Total Loans	6.2%	30.0%	10.9%	47.1%			6.4%	29.6%	11.6%	47.5%		

Commercial & Industrial and Owner-Occupied CRE by Property Type ($MM)

	12/31/2017							12/31/2014						
	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	% of Total Loans	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	% of Total Loans
Services (total)	$171.0	15.2%	$181.5	26.2%	$352.5	19.4%	5.5%	$79.9	12.5%	$109.3	22.7%	$189.1	16.9%	4.6%
Healthcare (total)	$119.7	10.6%	$118.9	17.2%	$238.6	13.1%	3.8%	$92.7	14.5%	$81.9	17.0%	$174.6	15.6%	4.3%
Manufacturing (total)	$134.3	11.9%	$36.1	5.2%	$170.4	9.4%	2.7%	$67.9	10.6%	$22.1	4.6%	$90.0	8.0%	2.2%
Retail (Non-Automobile)	$40.0	3.6%	$99.6	14.4%	$139.6	7.7%	2.2%	$21.5	3.4%	$77.6	16.1%	$99.1	8.8%	2.4%
Construction (total)	$99.0	8.8%	$29.8	4.3%	$128.8	7.1%	2.0%	$60.2	9.4%	$21.3	4.4%	$81.4	7.3%	2.0%
Government	$88.5	7.9%	$10.1	1.5%	$98.5	5.4%	1.5%	$18.0	2.8%	$6.0	1.3%	$24.0	2.1%	0.6%
Wholesale & Distribution	$69.8	6.2%	$20.0	2.9%	$89.8	4.9%	1.4%	$32.3	5.1%	$16.5	3.4%	$48.8	4.4%	1.2%
Religious Organizations	$32.7	2.9%	$42.4	6.1%	$75.1	4.1%	1.2%	$33.8	5.3%	$19.8	4.1%	$53.6	4.8%	1.3%
Finance & Insurance	$55.0	4.9%	$5.8	0.8%	$60.7	3.3%	1.0%	$54.2	8.5%	$8.4	1.7%	$62.6	5.6%	1.5%
Energy (total)	$43.2	3.8%	$12.5	1.8%	$55.6	3.1%	0.9%	$32.0	5.0%	$5.1	1.1%	$37.1	3.3%	0.9%
Other (9 categories)	$272.2	24.2%	$135.3	19.6%	$407.6	22.4%	6.4%	$146.1	22.9%	$113.9	23.6%	$259.9	23.2%	6.4%
Total CRE	**$1,125.3**	100.0%	**$692.1**	100.0%	**$1,817.4**	100.0%	28.6%	**$638.4**	100.0%	**$481.7**	100.0%	**$1,120.2**	100.0%	27.4%
% of Total Loans	17.7%		10.9%		28.6%			15.6%		11.8%		27.4%		



Note: loan data as of December 31st period ends (as reported in applicable Form 10-K) and includes acquired loans from the Your Community Bankshares (September 2016) and ESB Financial (February 2015) mergers

Reconciliation: Efficiency Ratio & Operating Leverage

($000s)	Three Months Ending 6/30/2017	Three Months Ending 6/30/2018	Six Months Ending 6/30/2017	Six Months Ending 6/30/2018	Twelve Months Ending 12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Non-Interest Expense	$55,884	$63,543	$110,268	$118,114	$149,648	$141,152	$140,295	$150,120	$160,998	$161,633	$193,923	$208,680	$220,860
Restructuring & Merger-Related Expense	$0	($5,412)	($491)	($5,657)	($1,815)	($175)	$0	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)	($945)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$55,884**	**$58,131**	**$109,777**	**$112,457**	**$147,833**	**$140,977**	**$140,295**	**$146,232**	**$159,688**	**$160,324**	**$182,841**	**$195,419**	**$219,915**
Net Interest Income (FTE-basis)	$74,758	$83,691	$148,111	$158,165	$165,916	$172,235	$175,885	$175,027	$192,556	$200,545	$246,014	$263,232	$300,790
Non-Interest Income	$22,122	$23,408	$45,006	$47,491	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840
Total Income	**$96,880**	**$107,099**	**$193,117**	**$205,656**	**$230,505**	**$231,834**	**$235,773**	**$239,802**	**$261,841**	**$269,049**	**$320,480**	**$344,731**	**$389,630**
Efficiency Ratio	**57.68%**	**54.28%**	**56.84%**	**54.68%**	**64.13%**	**60.81%**	**59.50%**	**60.98%**	**60.99%**	**59.59%**	**57.05%**	**56.69%**	**56.44%**
Net Interest Income (before provision expense)(non-FTE)	$72,139	$82,347	$142,858	$155,536	$158,372	$166,092	$169,365	$168,351	$185,487	$193,228	$236,987	$253,330	$290,295
Non-Interest Income	$22,122	$23,408	$45,006	$47,491	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840
Total Revenue	**$94,261**	**$105,755**	**$187,864**	**$203,027**	**$222,961**	**$225,691**	**$229,253**	**$233,126**	**$254,772**	**$261,732**	**$311,453**	**$334,829**	**$379,135**
Change in Total Revenue		$11,494		$15,163	$5,078	$2,730	$3,562	$3,873	$21,646	$6,960	$49,721	$23,376	$44,306
Change in Non-Interest Expense (excluding restructuring & merger-related expense)		$2,247		$2,680	$9,154	($6,856)	($682)	$5,937	$13,456	$636	$22,517	$12,578	$24,496
Operating Leverage		**5.1x**		**5.7x**	**0.6x**	**9.6x**	**4.2x**	**0.7x**	**1.6x**	**10.9x**	**2.2x**	**1.9x**	**1.8x**

Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, Fidelity Bancorp merger closed November 2012, and AmTrust 5 branch acquisition closed March 2009



Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2017	6/30/2018	6/30/2017	6/30/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income	$26,341	$33,169	$52,228	$66,698	$63,925	$69,974	$80,762	$86,635	$94,482
Net Deferred Tax Asset Revaluation	$0	$0	$0	$0	$0	$0	$0	$0	$12,780
Restructuring & Merger-Related Expense (Net of Tax)	$0	$4,276	$319	$4,469	$851	$851	$7,203	$8,619	$614
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$26,341**	**$37,445**	**$52,547**	**$71,167**	**$64,776**	**$70,825**	**$87,965**	**$95,254**	**$107,876**
Net Income per Diluted Share	$0.60	$0.71	$1.19	$1.47	$2.18	$2.39	$2.15	$2.16	$2.14
Net Deferred Tax Asset Revaluation	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.29
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.00	$0.09	$0.00	$0.10	$0.03	$0.03	$0.19	$0.21	$0.02
Earnings per Diluted Share (excluding restructuring & merger-related expenses and net DTA revaluation)	**$0.60**	**$0.80**	**$1.19**	**$1.57**	**$2.21**	**$2.42**	**$2.34**	**$2.37**	**$2.45**
Average Common Shares Outstanding – Diluted (000s)	44,061	46,640	44,047	45,417	29,345	29,334	37,547	40,127	44,075



Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2017	6/30/2018	6/30/2017	6/30/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income [1]	$105,653	$133,039	$105,322	$134,501	$63,925	$69,974	$80,762	$86,635	$94,482
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$0	$0	$12,780
Restructuring and Merger-Related Expenses (net of tax) [1]	$0	$17,150	$643	$9,012	$851	$851	$7,203	$8,619	$614
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$105,653**	**$150,189**	**$105,965**	**$143,513**	**$64,776**	**$70,825**	**$87,965**	**$95,254**	**$107,876**
Average Assets	**$9,828,475**	**$10,918,731**	**$9,805,106**	**$10,458,602**	**$6,109,311**	**$6,253,253**	**$8,123,981**	**$8,939,886**	**$9,854,312**
Return on Average Assets	**1.07%**	**1.22%**	**1.07%**	**1.29%**	**1.05%**	**1.12%**	**0.99%**	**0.97%**	**0.96%**
Return on Average Assets (excluding restructuring & merger-related expense and net DTA revaluation)	**1.07%**	**1.38%**	**1.08%**	**1.37%**	**1.06%**	**1.13%**	**1.08%**	**1.07%**	**1.09%**

[1] three-, six-, and nine-month (as applicable) figures are annualized
Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2017	6/30/2018	6/30/2017	6/30/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income [1]	$105,653	$133,039	$105,322	$134,501	$63,925	$69,974	$80,762	$86,635	$94,482
Amortization of Intangibles [1]	$3,233	$4,156	$3,294	$3,819	$1,487	$1,248	$2,038	$2,339	$3,211
Net Income before Amortization of Intangibles	$108,886	$137,195	$108,616	$138,320	$65,412	$71,222	$82,800	$88,974	$97,693
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$0	$0	$12,780
Restructuring and Merger-Related Expenses (net of tax) [1]	$0	$17,150	$643	$9,012	$851	$851	$7,203	$8,619	$614
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses and net DTA revaluation	$108,886	$154,345	$109,259	$147,332	$66,263	$72,073	$90,003	$97,593	$111,087
Average Total Shareholders Equity	$1,377,266	$1,517,036	$1,367,489	$1,459,472	$733,249	$780,423	$1,059,490	$1,215,888	$1,383,935
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($585,057)	($652,318)	($585,210)	($619,198)	($318,913)	($317,523)	($442,215)	($516,840)	($584,885)
Average Tangible Equity	$792,209	$864,718	$782,279	$840,274	$414,336	$462,900	$617,275	$699,048	$799,050
Return on Average Tangible Equity	13.74%	15.87%	13.88%	16.46%	15.79%	15.39%	13.41%	12.73%	12.23%
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses and net DTA revaluation	13.74%	17.85%	13.97%	17.53%	15.99%	15.57%	14.58%	13.96%	13.90%

[1] three-, six-, and nine-month (as applicable) figures are annualized; amortization of intangibles tax effected at 21% during 2018 and 35% for all prior periods
Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2013	**12/31/2014**	**12/31/2015**	**12/31/2016**	**12/31/2017**
Loan Loss Allowance	$47,368	$44,654	$41,710	$43,674	$45,284
Allowance on Acquired Loans	($582)	($500)	($1)	($2,566)	($3,066)
Legacy Loan Loss Allowance	**$46,786**	**$44,154**	**$41,709**	**$41,108**	**$42,218**
Total Portfolio Loans	**$3,894,917**	**$4,086,766**	**$5,065,842**	**$6,249,436**	**$6,341,441**
Acquired Loans	**($227,429)**	**($197,023)**	**($773,190)**	**($1,583,598)**	**($1,256,591)**
Legacy Total Portfolio Loans	**$3,667,488**	**$3,889,743**	**$4,292,652**	**$4,665,838**	**$5,084,850**



Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."